UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2020 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_ THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-227554 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933. This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Quarterly Management Statement, 30 September 2020

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

This QMS provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2020 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2019.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our ring-fenced bank (RFB).

A glossary of terms is available at https://www.santander.co.uk/about-santander/investor-relations/glossary

Santander UK Group Holdings plc

Quarterly Management Statement for the nine months ended 30 September 2020

Contacts

Bojana Flint	Director of Investor Relations & Strategic Initiatives	07720 733 819
Paul Sharratt	Head of Debt Investor Relations	07715 087 829
Stewart Todd	Head of External Affairs	07711 776 286
Adam Williams	Head of Media Relations	07711 783 118
For more information:	santander.co.uk/about-santander	ir@santander.co.uk

Santander 2 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Nathan Bostock, Chief Executive Officer, commented:

"We remain firmly focused on supporting our customers, our colleagues and our communities through the Covid-19 pandemic. We have provided more than £4bn of Government-backed loans to help our business customers and given over 340,000 payment holidays on mortgages, loans and credit cards to personal and small business customers."

"Although our results for the first nine months of 2020 were materially impacted by the Covid-19 pandemic, we have mitigated some of this through an improvement in income in the third quarter of this year and continued to focus on making the business more efficient. The UK faces an uncertain period in the months ahead and we will continue to offer support and advice tailored to customers' circumstances through these challenging times."

"I believe Santander UK remains well placed given the decisive actions we have taken and the resilience of our balance sheet to deliver on our purpose to help people and businesses prosper."

Q320 income improvement partially mitigates the impact of Covid-19 on our 9M20 results

- Statutory PBT of £319m, down 59% YoY, adjusted PBT [1] of £463m, down 57%, return on ordinary shareholders' equity of 2.1% (2019: 4.9%) and adjusted RoTE [1] of 2.9% (2019: 7.8%). Credit impairment charges of £547m (9M19: £137m) largely due to Covid-19.
- Income down 8%, with the low interest rate environment and regulatory changes to overdrafts.
  Banking NIM up 18bps QoQ and operating income up 16% following 1I2I3 Current Account and other deposit repricing.
- Operating expenses down 1% YoY, adjusted operating expenses [1] down 5%, through realised efficiency savings.
- Other provisions and charges down 58% to £139m, with the absence of PPI and lower transformation programme charges.

Supporting our customers, our people and communities remains our top priority

- Provided more than 340,000 payment holidays to customers. 3% of loans in arrears after end of payment holiday.
- Granted over £4.0bn of lending under government schemes for our business and corporate customers.
- c700 branch colleagues trained to support call centres; 2,290 of our people volunteered to make a difference in their communities.

Confident in the resilience of our balance sheet with prudent approach to risk, liquidity and cautious business growth

- Prime retail mortgage book (80% of total loans) with an average LTV of 43%. Limited unsecured retail exposure (c2% of total loans).
- Corporate loan portfolio of £28.6bn (2019: £26.4bn) with growth largely driven through participation in government lending schemes.
- CET1 capital ratio of 14.4% (2019: 14.3%) and UK leverage ratio of 4.9% (2019: 4.7%), both above the regulatory requirements.
- LCR of 152% (2019: 142%); with higher customer deposits and an Oct20 £3.2bn mortgage asset transfer to Santander Financial Services (SFS).

***Transforming for success* as an integral part of Banco Santander's *One Europe* strategy**

- Our multi-year transformation programme continues through digitalisation, automation and restructuring initiatives, with £263m of investment and c£200m of savings since the programme commenced in 2019.
- One Europe aims to drive greater pan-European collaboration and to deliver business growth and improved customer experience.

Income statement highlights	**9M20** **£m**	**9M19** **£m**
Operating income	2,873	3,135
Operating expenses before credit impairment losses, provisions and charges	(1,868)	(1,885)
Credit impairment losses	(547)	(137)
Provisions for other liabilities and charges	(139)	(328)
Profit before tax	319	785
Adjusted profit before tax [1]	463	1,066
Balance sheet and capital highlights	**30.09.20** **£bn**	**31.12.19** **£bn**
Customer loans	209.3	205.3
- of which retail mortgages	167.8	165.4
- of which corporates [2]	28.6	26.4
Customer deposits	188.1	177.8
CET1 capital ratio	14.4%	14.3%
UK leverage ratio	4.9%	4.7%

1. Non-IFRS measure. The financial results and adjusted RoTE were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £144m in 9M20 and £281m in 9M19. See Appendix 1 for details and reconciliation to the nearest IFRS measure.
2. Includes £25.0bn of corporate lending (CCB, CIB and Business Banking), £3.1bn of non-core social housing and £0.5bn of non-core loans in Corporate Centre.

Santander 3 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Supporting our customers through Covid-19 uncertainty with payment holidays and government lending schemes:

Payment holidays (PH)[1]	Customers supported	Total loans for which PH granted	Breakdown of total PH granted				Outstanding PH
			Up to date after PH	Ongoing PH	New to arrears after PH ends	In arrears before PH	
Mortgages	244,000	£37.1bn	84%	13%	1%	2%	£4.8bn
Consumer (auto) finance	35,000	£0.5bn	80%	6%	5%	9%	<£0.1bn
Unsecured Personal Loans (UPLs)	31,000	£0.2bn	71%	23%	1%	5%	<£0.1bn
Credit cards	29,000	£0.1bn	67%	22%	5%	6%	<£0.1bn
Businesses and corporates	2,500	£2.3bn	73%	27%	0	0	£0.6bn

Government lending schemes [2]	Number of customers	Loan balance	% of relevant loan book
Bounce Back Loan Scheme (BBLS) [3]	135,000	£3.6bn	17
Coronavirus Business Interruption Loan Scheme (CBILS)	2,000	£0.3bn	2
Coronavirus Large Business Interruption Loan Scheme (CLBILS)	18	£0.1bn	2

Macro-economic environment and business operations update

- The UK economic environment remains uncertain, with an increasing prospect of further restrictions on activity over the winter months and ongoing Brexit trade negotiations. Our base case assumes a slow recovery, with local lockdowns in areas with high infection rates, and a limited trade deal with the EU. With the pace of future recovery still unclear, we remain cautious in our outlook.
- In Q320 the mortgage market has been particularly active due to pent up demand from the lockdown period and the temporary reduced rates of stamp duty, which have led to improved new mortgage pricing and an increase in mortgage applications.
- Further to the trends seen this quarter, we expect Q420 Banking NIM to increase marginally as the full impact of the 1I2I3 Current Account repricing takes effect.
- Operating expenses are expected to continue to trend downward, through transformation programme cost savings, lower programme spend and reduced bonus accrual.
- Credit impairment charge outlook remains uncertain given that it is correlated to the performance of the UK economy, especially unemployment.
- Since 30 September 2020, trends evident in the business operating results have not changed significantly.

1. Also known as payment deferrals. Applications granted to 30 September 2020.
2. Applications drawn to 30 September 2020.
3. 100% government guaranteed.

Santander 4 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Summarised consolidated income statement

	9M20 £m	9M19 £m	*Change %*
Net interest income	2,423	2,484	*(2)*
Non-interest income [1]	450	651	*(31)*
Total operating income	**2,873**	**3,135**	***(8)***
Operating expenses before credit impairment losses, provisions and charges	(1,868)	(1,885)	*(1)*
Credit impairment losses	(547)	(137)	*n.m.*
Provisions for other liabilities and charges	(139)	(328)	*(58)*
Profit before tax	**319**	**785**	***(59)***
Tax on profit	(77)	(224)	*(66)*
Profit after tax	**242**	**561**	***(57)***
Banking NIM	***1.56%***	***1.66%***	***-10bps***
Cost-to-income ratio (CIR)	***65%***	***60%***	***5pp***

9M20 v 9M19

- Net interest income was down 2%, with base rate cuts in Q120 and back book mortgage margin pressure, including £2.6bn of SVR attrition (9M19: £3.0bn). In addition we made short-term overdraft rate reductions in response to the Covid-19 crisis. These were partially offset by repricing on £55bn of deposits in our 1I2I3 Current Account and repricing of other deposits.
- Non-interest income was down 31%, with significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts.

  When adjusted for £74m operating lease depreciation and a £7m gain from property exits as part of the transformation programme, non-interest income was down 34%[2].
- Operating expenses before credit impairment losses, provisions and charges were down 1%, with efficiency savings and lower bonus accruals, partially offset by higher expenses as a result of Covid-19.

  When adjusted for £74m operating lease depreciation, £68m of transformation costs, and £24m of expenses in H120 as a result of Covid-19, operating expenses were down 5%[2].
- Credit impairment losses were up £410m to £547m. This includes £389m arising from changes to economic scenarios and weights, the staging reclassification of certain loans and payment holidays. Portfolio performance remains resilient with low write-offs and deterioration seen only on a few single name corporate cases.
- Provisions for other liabilities and charges were down 58% to £139m, largely due to the absence of an additional PPI charge, lower transformation programme charges and a release of other conduct provisions related to the sale of interest rate derivatives (IRD). This was partially offset by a previously reported provision in our Retail Banking business for breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges.

  There was no additional PPI charge in 9M20 (9M19: £169m). When adjusted for this and transformation programme charges of £47m (9M19: £104m) and release of other conduct provision of £5m (9M19: nil), along with the Retail Banking provision detailed above of £17m (9M19: nil), provisions were up £25m[2] with higher non-conduct remediation charges, as well as the non-repeat of 2019 property provision releases.
- Profit before tax was down 59% to £319m and adjusted profit before tax was down 57% to £463m[2], due to factors outlined above.
- Tax on profit decreased £147m to £77m, with lower taxable profits in 9M20, the adverse impact of 9M19 conduct remediation which is not deductible for tax purposes, as well as some other offsetting items.

1. Comprised of 'Net fee and commission income' and 'Net trading and other income'.
2. Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £144m in 9M20 and £281m in 9M19. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

Santander 5 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Summarised income statement

	Q320 £m	Q220 £m	Change %
Net interest income	881	772	14
Non-interest income [1]	144	112	29
Total operating income	**1,025**	**884**	**16**
Operating expenses before credit impairment losses, provisions and charges	(611)	(626)	(2)
Credit impairment losses	(171)	(211)	(19)
Provisions for other liabilities and charges	(71)	(14)	n.m.
Profit before tax	**172**	**33**	**n.m.**
Tax on profit	(42)	(6)	n.m.
Profit after tax	**130**	**27**	**n.m.**
Banking NIM	**1.67%**	**1.49%**	**18bps**
CIR	**60%**	**71%**	**-11pp**

Q320 v Q220

Quarter on quarter variances largely followed the trends outlined for 9M20 versus 9M19, with the following notable exceptions:

- Net interest income was up 14% due to the repricing on £55bn of deposits in our 1I2I3 Current Account which took effect in Aug20 and the repricing of other deposits in Jul20, resulting in an 18bps increase in Banking NIM and an 11bps decrease in the CIR.
- Non-interest income was up 29% due to higher banking and transaction fees in Retail Banking and increased referral and advisory fees in CIB.
- Credit impairment losses were down 19% largely due to the Q220 ECL impairment charge arising from the changes in economic scenarios and weights, partially offset by the staging reclassification of corporate loans.
- Provisions for other liabilities and charges increased £57m to £71m, mainly due to restructuring initiatives as part of our transformation programme.

Summarised balance sheet

	30.09.20 £bn	31.12.19 £bn
Customer loans	209.3	205.3
Other assets	87.8	83.2
Total assets	**297.1**	**288.5**
Customer deposits	188.1	177.8
Total wholesale funding	63.8	65.3
Other liabilities	28.8	29.1
Total liabilities	**280.7**	**272.2**
Shareholders' equity	16.0	15.9
Non-controlling interest	0.4	0.4
Total liabilities and equity	**297.1**	**288.5**

- Customer loans increased £4.0bn, with £2.4bn increase in mortgages due to pent up demand from the lockdown period and the temporary reduced rates of stamp duty, as well as £2.2bn increase in total corporate loans [2] largely due to participation in the government lending schemes. In addition, consumer (auto) finance increased by £0.1bn and unsecured retail lending decreased by £0.7bn due to lower consumer spending during lockdown.
- Customer deposits increased £10.3bn, with £7.1bn growth as corporate customers deposited BBLS loan funds and focused on active liquidity management, and £3.2bn growth as retail customers increased current account balances through reduced spending.

1. Comprised of 'Net fee and commission income' and 'Net trading and other income'.
2. Total corporate loans includes £25.0bn of Corporate lending (CCB, CIB and Business Banking), £3.1bn of non-core social housing and £0.5bn of non-core loans in Corporate Centre.

Santander 6 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Credit performance – impact of economic scenarios and sectoral and payment holiday review

Our 9M20 results include £389m of impairment charges arising from changes to economic scenarios and weights and the staging reclassification of certain loans following an in-depth sectoral and payment holiday review, explained in more detail below.

	Customer loans				9M Gross	Loan loss
30 September 2020 [1]	**Total**	**Stage 1**	**Stage 2**	**Stage 3**	**write-offs**	**allowances**
	£bn	**£bn**	**£bn**	**£bn**	**£m**	**£m**
Retail Banking:	185.9	171.8	12.0	2.1	145	783
- of which mortgages	167.8	155.6	10.4	1.8	10	277
- of which business banking	5.5	4.8	0.6	0.1	14	98
- of which consumer (auto) finance	7.8	7.4	0.3	0.1	19	112
- of which other unsecured lending	4.8	4.0	0.7	0.1	102	296
Corporate & Commercial Banking	15.8	10.3	4.6	0.9	32	474
Corporate & Investment Banking	3.7	3.5	0.2	-	-	65
Corporate Centre	3.9	3.8	0.1	-	1	49
	209.3	189.4	16.9	3.0	178	1,371
Undrawn balances		40.9	1.1	0.1		
Stage 1, Stage 2 and Stage 3[2] ratios %		**90.49**	**8.07**	**1.47**		

	Customer loans				12M Gross	Loan loss
31 December 2019 [1]	**Total**	**Stage 1**	**Stage 2**	**Stage 3**	**write-offs**	**allowances**
	£bn	**£bn**	**£bn**	**£bn**	**£m**	**£m**
Retail Banking:	180.4	169.0	9.5	1.9	206	591
- of which mortgages	165.4	155.5	8.2	1.7	14	218
- of which business banking	1.8	1.5	0.2	0.1	24	52
- of which consumer (auto) finance	7.7	7.1	0.6	-	34	88
- of which other unsecured lending	5.5	4.9	0.5	0.1	134	233
Corporate & Commercial Banking	16.3	14.0	1.9	0.4	41	210
Corporate & Investment Banking	4.1	3.9	0.2	-	-	50
Corporate Centre	4.5	4.4	0.1	-	2	12
	205.3	191.3	11.7	2.3	249	863
Undrawn balances		40.9	0.7	0.1		
Stage 1, Stage 2 and Stage 3[2] ratios %		**93.20**	**5.69**	**1.15**		

- We made significant adjustments to our economic assumptions and scenario weightings in Q120 and Q220 to reflect the emerging impact of the Covid-19 crisis. Our five economic scenarios have been updated for Q320 (outlined on the next page) and weighted further to the downside, to reflect the longer path to recovery for the UK. The 9M20 impact was an ECL charge of £150m (H120: £151m), which benefited from a model release linked to better HPI performance than anticipated.
- We have reclassified the staging of a number of corporate loans based on a review of the sectors and lending most at risk due to Covid-19, while also considering those customers who have been granted some form of concession. Furthermore, we have provided for unexpected large single name exposures defaulting due to a risk which could emerge as a result of the Covid-19 crisis from non-retail portfolios. The 9M20 impact was an impairment charge of £172m (of which £73m related to £455m of corporate loans moved into Stage 3 in Q320), up from £78m in H120.
- To support our customers, we have offered payment holidays on a range of products, most of which were taken by customers who were up to date with their repayments. The granting of a payment holiday on its own was not considered to be a Significant Increase in Credit Risk (SICR) event, nor was it considered a default under regulatory definitions. In Q220 we reviewed loans that had taken payment holidays and increased ECL by £38m (H120: £38m).
- We made other Covid-19 management judgement overlays, mainly relating to mortgage model risk refinement, which increased ECL by £29m in Q320 (H120: nil).

1. See Appendix 3 for 31 March 2020 and 30 June 2020 positions.
2. Stage3 ratio= (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets).

Santander 7 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Economic scenarios

We have updated our economic scenarios to capture a range of recovery paths for the UK economy. The scenarios reflect the current uncertain environment caused by Covid-19, including the possibility of further lockdown restrictions and the impact of the UK government responses. The scenarios have been updated in Q320 and have been weighted further to the downside, by moving 5p.p. from Upside 1 to Downside 2, to reflect the longer path to recovery for the UK.

		Downside 3 %	Downside 2 %	Downside 1 %	Base case %	Upside 1 %
GDP (annual growth rate) [1]	2020	(10.5)	(14.5)	(13.2)	(10.5)	(7.7)
	2021	(1.7)	4.4	9.1	6.5	3.3
	2022	3.1	2.3	1.8	2.8	2.8
Base rate	2020	0.10	0.10	0.10	0.10	0.10
	2021	(0.25)	0.75	0.10	0.10	0.25
	2022	0.0	1.75	0.10	0.10	0.75
House price inflation (HPI) [2]	2020	1.5	(2.9)	(3.6)	1.5	1.2
	2021	(19.7)	(15.1)	(11.0)	(1.0)	(4.8)
	5yr CAGR[3]	(4.8)	(5.8)	(2.4)	1.2	(0.6)
Unemployment	2020	8.0	8.5	7.9	8.0	4.4
	2021	10.1	8.6	6.3	7.6	6.7
	5yr Peak	11.9	10.2	8.9	9.3	6.7
Q320 weights		5	20	15	50	10

- **Base case**: assumes a slow recovery with GDP returning to 2019 levels by H123. Assumes that the UK uses local and regional lockdowns in areas where infection rates are high; that the UK negotiates a limited trade deal with the EU with discussions continuing into 2021. Growth in GDP is expected to be disrupted by the end in trading arrangements with the EU, given the increase in non-tariff barriers this will bring.
- **Upside 1**: reflects a Brexit trade deal being negotiated with agreement on a common set of standards enabling smoother transition; a Covid-19 vaccine being produced more quickly than expected; and further trade deals with other countries being agreed more quickly. HPI for Upside 1 is less positive than for the base case and is based on the HPI equations built in the Oxford Economics UK Global Model and the particular GDP profile used, whereas our base case reflects our planning view which allows for flexibility to align what is currently seen in the market to the outlook of the economic variable forecast.
- **Downside 1**: assumes that there will be a greater use of local and regional lockdowns than in the base case as a means of controlling increases in infection rates, impacting economic growth, along with the UK defaulting to WTO trading rules. It also reflects that this continues to undermine business and consumer confidence which result in declining house prices and falling investment.
- **Downside 2:** reflects a severe downturn with a longer recovery needed (U shape) reflecting even more conservatism in terms of spending by consumers with the higher levels of unemployment and for businesses a slower return to profitability and so greater insolvencies. It retains a rising bank rate profile to ensure there is a scenario which encapsulates rising inflation. As with Downside 1 and 3, the UK fails to agree a trade deal with the EU but it then takes years to negotiate trade deals with other countries.
- **Downside 3**: Covid-19 stress scenario with a double dip in economic activity (W shape), where a second national lockdown as seen in Mar20 is imposed to deal with the re-emergence of the virus in H121 and no Brexit trade deal. The base rate is further reduced to encompass negative rates, HPI falls significantly by 32% peak to trough and unemployment peaks at 11.9% in 2020.

1. GDP is shown as an annual average and all other data points are at 31 December in the year indicated.
2. Q4 annual growth rate.
3. Compound annual growth rate.

Santander 8 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Capital, funding and liquidity	30.09.20 £bn	31.12.19 £bn
Capital		
CET1 capital	10.7	10.4
Total qualifying regulatory capital	15.5	15.8
CET1 capital ratio	*14.4%*	*14.3%*
Total capital ratio	*20.9%*	*21.6%*
UK leverage ratio	*4.9%*	*4.7%*
RWAs	74.2	73.2
Funding		
Total wholesale funding and AT1	66.3	67.8
- of which with a residual maturity of less than one year	28.8	22.5
Liquidity		
Santander UK plc Domestic Liquidity Sub-group (RFB DoLSub)		
Liquidity Coverage Ratio (LCR)	*152%*	*142%*
LCR eligible liquidity pool	47.4	42.0
Santander Financial Services (SFS)		
LCR	*117%*	*471%*
LCR eligible liquidity pool	6.0	5.7

- CET1 capital increased to £10.7bn, with ongoing capital accretion through retained profits and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These improvements were partially offset by adverse market driven movements in the defined pension schemes.
- CET1 capital ratio increased 10bps to 14.4%, with a 4.7p.p. buffer to Maximum Distributable Amount (MDA) restrictions. UK leverage ratio at 4.9%, was 1.3p.p. above the regulatory requirement.
- Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 16bps to the CET1 capital ratio. The majority of the benefit came through the implementation of the RWA reduction factors for certain SME and infrastructure exposures.
- The PRA announced in May 2020 that they would be converting Pillar 2A capital requirements from RWA percentage to nominal amount at a future point. As at 30 September 2020 our P2A capital requirement remained with an RWA percentage based element.
- As previously announced, quarterly or interim dividend payments, accruals, and share buybacks on ordinary shares have been suspended until the year end when the Board will decide on 2020 dividend policy.
- We issued £5.4bn of wholesale funding, including £1.4bn MREL eligible senior unsecured issued from Santander UK and £4.0bn of core funding, consisting of covered bonds and senior unsecured, issued from the RFB.
- We have £10.8bn outstanding under the 2016 Term Funding Scheme (TFS) and £2.2bn outstanding under the new Term Funding Scheme with additional benefits for SMEs (TFSME).
- In Sep20 the RFB signed a commitment to transfer £3.2bn of mortgage assets to SFS, our non ring-fenced bank, which was completed in Oct20. The transaction allows us to optimise our overall funding structure within Santander UK, utilising the deposits in SFS and reducing our funding requirement in the RFB.
- The commitment to transfer mortgage assets has lowered SFS LCR to 117% at end Sep20. We expect this to increase c30p.p. on completion. The RFB DolSub LCR at 152% benefited from this commitment as well as increased customer deposits.

Santander 9 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Residential mortgage portfolio analysis

Mortgage lending - interest rate profile	30.09.20 £bn	%	31.12.19 £bn	%
Fixed rate	132.9	79	128.8	78
Variable rate	21.8	13	22.2	13
Standard Variable Rate	11.5	7	14.1	9
Follow-on-Rate	1.6	1	0.3	-
Total mortgages	**167.8**	**100**	**165.4**	**100**

Mortgage lending - borrower profile	30.09.20 £bn	%	31.12.19 £bn	%
Home movers	71.1	42	70.9	43
Re-mortgagers	52.6	31	52.5	32
First-time buyers	33.1	20	32.1	19
BTL	11.0	7	9.9	6
Total mortgages	**167.8**	**100**	**165.4**	**100**

Mortgage lending - geographical distribution	30.09.20 £bn	%	31.12.19 £bn	%
London	42.3	25	41.4	25
Midlands and East Anglia	22.5	13	22.1	13
North	22.9	14	22.7	14
Northern Ireland	3.2	2	3.3	2
Scotland	6.7	4	6.8	4
South East excluding London	52.6	31	51.7	31
South West, Wales and Other	17.6	11	17.4	11
Total mortgages	**167.8**	**100**	**165.4**	**100**

Mortgage average loan size – new business	9M20 £	FY19 £
London and South East	278,000	277,000
Rest of UK	158,000	154,000
All UK	212,000	207,000

Mortgage gross lending	9M20 £bn	FY19 £bn
Mortgage gross lending	18.0	31.3
- of which first-time buyers	3.4	7.0
- of which BTL	1.9	2.5

Mortgage loan-to-value (LTV)	30.09.20 %	31.12.19 %
Total new lending	63	65
- of which London	59	61
- of which BTL	64	64
Stock	43	43

Santander 10 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020 Corporate loan portfolio analysis Corporate customer sector split 1 30.09.20 31.12.19 Total Total £bn £bn Social housing 6.1 6.4 Other real estate 5.4 5.5 Wholesale & retail trade 3.9 3.8 Accommodation & food 2.1 1.8 Construction 1.7 1.2 Human health & social work 1.5 1.4 Professional, scientific and technical 1.4 1.0 Administrative & support services 1.3 1.3 Manufacturing 1.1 1.2 Information & communication 0.7 0.5 Transport & storage 0.5 0.5 Electricity & gas 0.5 0.5 Arts, entertainment & recreation 0.4 0.3 Other segments 2.0 1.0 Total corporate loans 28.6 26.4 Of which government lending schemes 4.0 - . The corporate loan book is well-diversified with limited sectoral concentration. . Social housing is lending and treasury services for UK housing association groups (mainly charitable entities) secured by tenanted UK residential property. We have not had a default, loss or repossession in this portfolio. 1. Total corporate loans includes £25.0bn of Corporate lending (CCB, CIB and Business Banking), £3.1bn of non-core social housing and £0.5bn of non-core loans in Corporate Centre. 11 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020 Appendix 1 – Alternative Performance Measures (APMs) In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Quarterly Management Statement that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS. We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures. a) Adjusted profit metrics Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period. 9M20 and 9M19 had no adjustments that affected net interest income. 9M20 9M19 £m £m Net interest income Reported 2,423 2,484 Adjusted 2,423 2,484 Non-interest income Reported 450 651 Adjust for transformation (7) - Adjust for operating lease depreciation (74) (76) Adjust for Vocalink Holdings Limited shareholding - (15) Adjusted 369 560 Operating expenses before credit impairment losses, provisions and charges Reported (1,868) (1,885) Adjust for transformation 68 23 Adjust for operating lease depreciation 74 76 Adjust for higher IT costs, staff expenses and increased site cleaning as a result of Covid-19 24 - Adjusted (1,702) (1,786) Provisions for other liabilities and charges Reported (139) (328) Adjust for transformation 47 104 Adjust for PPI - 169 Adjust for regulatory and other 17 - Adjust for other conduct (5) - Adjusted (80) (55) Profit before tax Reported 319 785 Specific income, expenses and charges 144 281 Adjusted profit before tax 463 1,066 Explanations of the above adjustments were disclosed in the 2019 Annual Report on Form 20-F filed with the SEC on 10 March 2020 (2019 Annual Report on Form 20-F) and the 2020 Half Year Financial Report filed with the SEC on 13 August 2020 (2020 Half Year Report). 12 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Appendix 1 - APMs continued

b) Adjusted Return on Tangible Equity (RoTE)

Calculated as adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders' equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

	9M20	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax for 9M20	242	104	346
Annualised profit after tax	323		463
Phasing adjustments	-		(77)
Less non-controlling interests of annual profit	(38)		(38)
Profit due to equity holders of the parent (A)	**285**		**348**

	9M20	Equity phasing adjustments	As adjusted
	£m	£m	£m
Average shareholders' equity	16,383		
Less average Additional Tier 1 (AT1) securities	(2,243)		
Less average non-controlling interests	(396)		
Average ordinary shareholders' equity (B)	13,744		
Average goodwill and intangible assets	(1,734)		
Average tangible equity (C)	**12,010**	**(18)**	**11,992**
Return on ordinary shareholders' equity (A/B)	**2.1%**		**-**
RoTE (A/C)	**-**		**2.9%**

	FY 2019	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax for 2019	709	270	979
Less non-controlling interests of annual profit	(37)		(37)
Profit due to equity holders of the parent (A)	672		942

	FY 2019	Equity adjustments	As adjusted
	£m	£m	£m
Average shareholders' equity	16,281		
Less average Additional Tier 1 (AT1) securities	(2,141)		
Less average non-controlling interests	(398)		
Average ordinary shareholders' equity (B)	13,742		
Average goodwill and intangible assets	(1,795)		
Average tangible equity (C)	**11,947**	**68**	**12,015**
Return on ordinary shareholders' equity (A/B)	**4.9%**		**-**
Adjusted RoTE (A/C)	**-**		**7.8%**

- **Specific income, expenses, charges**
  Details of these items are outlined on the previous page with a total impact on profit before tax of £144m. The tax on these items is c£40m and profit after tax on these items is £104m.
- **Phasing adjustments**
  To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. The most significant of these adjustments is the UK Bank Levy which is charged on 31 December annually, as required under IFRS.
- **Equity adjustments**
  These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Santander 13 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020 Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement 9M20 9M19 £m £m Net interest income 2,440 2,479 Non-interest income 1 461 662 Total operating income 2,901 3,141 Operating expenses before credit impairment losses, provisions and charges (1,841) (1,868) Credit impairment losses (547) (137) Provisions for other liabilities and charges (139) (328) Total operating impairment losses, provisions and charges (686) (465) Profit before tax 374 808 Tax on profit (94) (232) Profit after tax for the period 280 576 Summary of segmental balance sheet assets and liabilities 30.09.20 31.12.19 £bn £bn Total customer loans 209.0 205.0 Other assets 81.2 76.7 Total assets 290.2 281.7 Total customer deposits 181.8 171.7 Total wholesale funding 63.7 65.2 Other liabilities 28.5 28.7 Total liabilities 274.0 265.6 Shareholders’ equity 16.0 15.9 Non-controlling interests 0.2 0.2 Total liabilities and equity 290.2 281.7 Summarised consolidated capital 30.09.20 31.12.19 £bn £bn Total qualifying regulatory capital 15.5 15.8 Risk-weighted assets (RWAs) 73.6 72.6 Total capital ratio 21.0% 21.7% The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. 1. Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’. 14 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020

Appendix 3 – Credit performance and economic scenarios

30 June 2020		**Customer loans**			**6M Gross**	**Loan loss**
	Total	**Stage 1**	**Stage 2**	**Stage 3**	**write-offs**	**allowances**
	£bn	**£bn**	**£bn**	**£bn**	**£m**	**£m**
Retail Banking:	184.9	169.9	13.0	2.0	101	762
- of which mortgages	167.4	154.2	11.4	1.8	7	286
- of which business banking	4.8	4.1	0.6	0.1	12	89
- of which consumer (auto) finance	8.0	7.5	0.4	0.1	13	106
- of which other unsecured lending	4.7	4.1	0.6	-	69	281
Corporate & Commercial Banking	16.6	10.8	5.3	0.5	22	335
Corporate & Investment Banking	4.0	3.7	0.3	-	-	62
Corporate Centre	4.0	3.9	0.1	-	-	22
	209.5	188.3	18.7	2.5	123	1,181
Undrawn balances		36.9	0.9	0.1		
Stage 1, Stage 2 and Stage 3[1] ratios %		**89.90**	**8.93**	**1.23**		

31 March 2020		**Customer loans**			**3M Gross**	**Loan loss**
	Total	**Stage 1**	**Stage 2**	**Stage 3**	**write-offs**	**allowances**
	£bn	**£bn**	**£bn**	**£bn**	**£m**	**£m**
Retail Banking:	182.9	171.3	9.7	1.9	53	614
- of which mortgages	167.8	157.8	8.3	1.7	4	222
- of which business banking	1.9	1.6	0.2	0.1	6	62
- of which consumer (auto) finance	8.1	7.4	0.7	-	8	94
- of which other unsecured lending	5.1	4.5	0.5	0.1	35	236
Corporate & Commercial Banking	16.5	11.8	4.4	0.3	6	254
Corporate & Investment Banking	5.0	4.9	0.1	-	-	48
Corporate Centre	4.4	4.4	-	-	-	73
	208.8	192.4	14.2	2.2	59	989
Undrawn balances		37.5	0.9	0.1		
Stage 1, Stage 2 and Stage 3[1] ratios %		**92.15**	**6.78**	**1.10**		

1. Stage3 ratio= (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets).

Santander 15 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2020 Notes . Additional information about Banco Santander and Santander UK Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 146 million customers and over 194,000 employees at the close of June 2020. Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2020, the bank serves around 14 million active customers with over 23,000 employees and operates through 564 branches. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 256 of the Santander UK Group Holdings plc 2019 Annual Report on Form 20-F and page 79 of the Santander UK Group Holdings plc 2020 Half Year Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. 16 Santander UK Group Holdings plc

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 27 October 2020 By / s / Duke Dayal Duke Dayal Chief Financial Officer